U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: 001-9178
                                                                        --------

                           NOTIFICATION OF LATE FILING


 (Check One):  [ ] Form 10-K and Form 10-KSB    [X] Form 20-F    [ ] Form 11-K
 [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

 For Period Ended:  December 31, 2005
                    -----------------

 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the Transition Period Ended:


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                              Koor Industries Ltd.
                         -------------------------------
                             Full Name of Registrant


                         -------------------------------
                            Former name if applicable

                               14 Hamelacha Street
                         -------------------------------
            Address of principal executive office (Street and number)


                           Rosh Ha'ayin 48091, Israel
                         -------------------------------
                            City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      {a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      {b) The subject annual report, semi-annual report, transition report on transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
[X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         Koor Industries Ltd. (the "Company") was unable to timely file its annual report on Form 20-F for the year ended December 31, 2005 (the "20-F") without unreasonable effort and expense. Specifically, the Company was unable to complete its review of the U.S. GAAP reconciliation of its consolidated financial statements for the year ended December 31, 2005 with its independent auditors in time to complete the 20-F by before the prescribed due date.

         The Company anticipates completing the U.S. GAAP reconciliation of the Company's financial statements within the next few days and will file the 20-F on or before the fifteenth calendar day following the prescribed due date for the 20-F.



                                     PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

 Shlomo Heller, General Counsel                         011-972-3-900-8420
 ------------------------------                   ------------------------------
 (Name)                                           (Area Code)(Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting, for Israeli GAAP purposes: (i) revenues and earnings of approximately NIS 1.58 billion ($342 million) for the year ended December 31, 2005 compared to revenues and earnings of approximately NIS 7.97 billion ($1.73 billion) for the year ended December 31, 2004; (ii) earnings before income tax of approximately NIS 337 million ($73 million) for the year ended December 31, 2005 compared to earnings before income tax of approximately NIS 824 million ($179 million) for the year ended December 30, 2004; and (iii) net earnings of approximately NIS 313 million ($68 million) for the year ended December 31, 2005 compared to net earnings of approximately NIS 145 million ($31 million) for the year ended December 31, 2004.

         References herein to "NIS" are to New Israeli Shekels and references herein to "$"are to U.S. dollars. All U.S. dollar amounts presented are convenience translations of the applicable NIS amounts based on the NIS/U.S. dollar exchange rate on December 31, 2005 (NIS 4.603 = $1.00), as published by the Bank of Israel.

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




                              Koor Industries Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)
         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



 Date:    June 30, 2005                          By:  /s/ Ran Maidan
          -------------                               --------------------------
                                                      Ran Maidan
                                                      Senior Vice President and
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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